Exhibit (p)(8)

LOOMIS, SAYLES & COMPANY, L.P.

LOOMIS SAYLES DISTRIBUTORS, L.P.

Gifts, Business Entertainment, and Political Contributions

Policies and Procedures

EFFECTIVE:

December, 2004

UPDATED:

September, 2007

January, 2009

May, 2010

June, 2010

TABLE OF CONTENTS

	Section	Page Number
I.	POLICY STATEMENT	1

	1. Introduction	1

	2. Questions and Answers	1

	3. Gifts	1
	3a. Definition of Gift	1
	3b. Avoid Giving Gifts	2
	3c. $100 Annual Limit	2
	3d. Accepting Gifts	2
	3e. Determining Fair Market Value	2
	3f. Charitable Gifts	2
	3g. Client Requests for Gifts	2
	3h. Cash Gifts	2

	4. Business Entertainment	3
	4a. Business Entertainment Permitted	3
	4b. Loomis Sayles’ Employee(s) Must Be Present	3
	4c. Airfare	3
	4d. Hotels	3
	4e. Cost of Entertainment Must Be Reasonable	3
	4f. Business Entertainment Versus Gifts	3
	4g. Entertainment of Loomis Sayles’ Employees	4
	4h. Examples of Acceptable and Unacceptable Business Entertainment	4
	4i. Spouses, Relatives, and Friends	5

	5. Reporting the Receipt of Gifts and Entertainment	6
	5a. Timing of Reporting	6
	5b. Exemptions from Reporting	6
	5c. Determining the Fair Market Value	6
	5d. Information Required to Report	7

	6. Special Considerations for Pension Plan Trustees, and Public and Union Officials	7
	6a. Private Pension Plan Trustees	7
	6b. Public Officials	7
	6c. Rules for Entertaining Public Officials in Selected Jurisdictions	7
	6d. Entertaining Union Officials and Employees	7

	7. Referrals	8

	8. Political Contributions	8
	8a. Loomis Sayles Does Not Participate in the Political Process	8
	8b. Employees Are Encouraged to Participate in the Political Process	8
	8c. Annual Certification	8

	9. Violations of Policy	9
	9a. Escalation Procedures	9

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9b. Disciplinary Measures	9

APPENDIX	A
Reporting Requirement for Taft-Hartley Plan Trustees and Union Officials	A-1

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LOOMIS, SAYLES & COMPANY, L.P.

LOOMIS SAYLES DISTRIBUTORS, L.P.

Gifts, Business Entertainment, and Political Contributions

Policies and Procedures

I.	POLICY STATEMENT

1.	Introduction.

The following are Loomis Sayles’ policies and procedures on gifts, business entertainment, and political contributions (“Procedures”). The goal of these Procedures is to strike a balance between the need to entertain clients and prospective clients (“prospects”) in the pursuit of business while, at the same time, complying with various legal restrictions and protecting Loomis Sayles’ most important asset, its reputation for integrity. As a registered investment advisor, Loomis Sayles is a fiduciary with respect to its clients. Therefore, it is incumbent upon us to avoid conflicts of interest. Even the appearance of a conflict must be avoided. Entertainment or a gift that is excessive creates the potential for such a conflict because it may influence a person’s decision-making in a way contrary to the best interest of a client.

In adhering to this policy, employees should keep the following general guidelines in mind:

a.	It is the responsibility of employees to be familiar with and understand this policy;

b.	Employees are expected to exercise sound judgment in all circumstances, thereby avoiding any situation that could adversely impact the reputation of Loomis Sayles; and

c.	Employees are expected to conduct themselves in such a manner so as to avoid even the appearance of a conflict.

2.	Questions and Answers.

Employees who have questions about this policy should contact Jeff Meyer, (Ext. 1537) or Don Ryan (Ext. 1186).

3.	Gifts.

a.	Definition of Gift.

A gift is anything that is provided to a client, prospect, broker, or consultant that does not qualify as “Business Entertainment” as defined below in Section 4.

b.	Giving Gifts.

The policy of Loomis Sayles is to prohibit employees from giving excessive gifts to clients, prospects, brokers and consultants in order to avoid either an actual conflict of interest or the appearance of a conflict of interest. Subject to the restrictions set forth in Section 4, this policy does not apply to promotional items such as hats, shirts, pens, etc. embossed with the Loomis Sayles’ logo.

c.	$100 Annual Limit.

Subject to the restrictions set forth in Section 5 of these Procedures, the fair market value of any gift(s) given to a client, prospect, broker, or consultant cannot exceed $100 per individual in any calendar year. Gifts given to the spouse of any such individual will be treated as though received by that individual for the purposes of this policy.

d.	Accepting Gifts.

Employees may accept, but must never solicit, gifts with a diminimus value from clients, brokers, consultants, or anyone else with whom the firm may do business. Gifts are of diminimus value if the fair market value does not exceed $100. Where an employee receives several gifts within a short period of time or on a regular basis, the value of the gifts is aggregated when applying the $100 limit. Gifts given to the spouse of a Loomis Sayles employee will be treated as though received by the employee and the gift’s value will be aggregated with the value of gifts received by the employee. Regardless of the value, an employee should never accept a gift that might influence the employee’s decision making. As set forth in Section 5 of these procedures, employees who occupy certain job functions are required to report the receipt of gifts.

e.	Determining the Fair Market Value of a Gift.

Fair market value is presumed to be the amount paid for the item in question. Where tickets are purchased to a sporting event or other form of entertainment for an amount in excess of the face value of the tickets, the fair market value is deemed to be the amount actually paid for the tickets.

f.	Charitable Gifts.

It is the policy of Loomis Sayles to make charitable gifts to worthy causes. All charitable gifts must be approved by Corporate Communications and the Legal and Compliance Department. Where an employee receives a request from a client that Loomis Sayles make a charitable gift, the request should be presented to Corporate Communication for approval. Attendance at charity events does not require approval.

g.	Client Requests for Gifts.

Certain states now require Loomis Sayles to inform them of any request from a representative of the state that Loomis Sayles make a gift, such as to a charity. All such requests must be reported to Jeff Meyer in the Legal and Compliance Department who will help the employee determine whether the gift would be appropriate under the particular state’s rules.

h.	Cash Gifts.

Employees are prohibited from giving or accepting gifts in the form of cash. Gift cards or gift certificates, however, may be given or accepted provided the value of the gift card or gift certificate does not exceed $25.00.

Employees who have received gifts in violation of this policy will be required to disgorge the value of the gifts received by issuing a check to Loomis Sayles. The disgorgement will be donated to a charity of Loomis Sayles’ choosing. Employees who have provided gifts in violation of this policy will not be reimbursed for the total amount of the cost of the gift.

4.	Business Entertainment.

a.	Business Entertainment Permitted.

It is understood that entertainment may be a part of developing business relationships. Employees may entertain clients, prospects, brokers, and consultants in those circumstances where it is appropriate to do so. As set forth in Section 5 of these procedures, employees who occupy certain job functions are required to report the receipt of entertainment.

b.	Loomis Sayles’ Employee(s) Must Be Present.

In situations where a client, prospect, broker, or consultant is entertained, a Loomis Sayles employee must be present. Any entertainment provided to clients or others where a Loomis Sayles’ employee is not present constitutes a gift, which is subject to the $100 annual limit described above in Section 3.c.

c.	Airfare.

Loomis Sayles generally does not pay the cost of airfare for clients, prospects, brokers or consultants. However, where the firm has invited broker-dealers to one of its offices to participate in educational seminars on Loomis Sayles’ commingled vehicles, Loomis Sayles may pay the cost of the airfare for such brokers.

d.	Hotels.

Loomis Sayles generally does not pay the cost of hotels for clients, prospects, brokers or consultants. However, Loomis Sayles may pay for the cost of a hotel for clients, prospective clients, brokers and consultants where the firm has invited such participants to an office of the firm to learn about the firm’s products and services.

e.	Cost of Entertainment Must Be Reasonable.

The cost of business entertainment must be limited to an amount deemed to be reasonable in light of the circumstances. Entertainment that is excessive in cost has the potential to create either an actual or apparent conflict of interest. Loomis Sayles will not reimburse employees for the cost of business entertainment that is deemed to be excessive. The Loomis Sayles’ Travel and Entertainment Policy, found on the Loomis Sayles Intranet site, contains detailed rules concerning reimbursement for the cost of entertainment.

f.	Business Entertainment Versus Gifts.

Entertainment that does not qualify as business entertainment is treated as a gift, which is subject to the $100 limit per year in Section 3.c. In addition to the requirement that a Loomis Sayles employee must be present, and the general restrictions on airfare and hotels, there is no bright line distinction between entertainment that qualifies as business entertainment and entertainment that constitutes a gift. Therefore, employees must exercise sound judgment in making this determination. While no single factor is determinative, the following, when considered together, generally suggests what would qualify as legitimate business entertainment:

(i)	Most of the conversation during the entertainment should be devoted to business topics;

(ii)	The entertainment should occur during or close in time to a business meeting with the individuals being entertained;

(iii)	The entertainment should be infrequent;

(iv)	The entertainment should not involve significant travel; and

(v)	The cost of entertainment must be reasonable.

g.	Entertainment of Loomis Sayles’ Employees.

Employees may accept reasonable entertainment from persons or entities doing or seeking to do business with Loomis Sayles. All of the principles set forth in Section 4.b. through f. above apply to the receipt of entertainment by employees.

h.	Examples of Acceptable and Unacceptable Business Entertainment.

Below are four examples of business entertainment, which illustrate application of the factors described in Section 4.f. The first two examples qualify as acceptable business entertainment, and the second two examples do not.

(i)	Meals Served On Site During Client Meeting. An all-day client meeting is held at One Financial Center. This meeting is devoted to discussions on Loomis Sayles’ investment strategies and services. Because this meeting lasts all day, a catered lunch is served on site at a cost of approximately $25 per person. Applying the factors above, it is clear that this meal is acceptable business entertainment:

Loomis employees are present;

Conversation is devoted to business topics:

Meal is served during business meeting;

No travel is involved; and

Cost is reasonable.

(ii)	Evening Entertainment. Two of the individuals who attended the on-site meeting described in Paragraph (i) traveled to Boston from out of town. Due to airline scheduling, they will not leave Boston until the following morning. Two Loomis Sayles’ employees invite these individuals to dinner at a restaurant located in downtown Boston. Although various topics are discussed during this meal, the conversation continues to focus largely on Loomis Sayles’ products and the client’s investment objectives. The cost of the meal is approximately $50 per person. Applying the factors above, this meal qualifies as acceptable business entertainment:

Loomis employees are present;

Conversation focuses largely on business topics;

Meal immediately follows all-day business meeting;

No travel is involved; and

Cost is reasonable.

(iii)	Tickets To An Athletic Event. Following the dinner described in Paragraph (ii), one of the Loomis Sayles employees offers the two individuals tickets to a Boston Celtics game at the Fleet Center. The tickets have a face value of $75. No Loomis Sayles associate attends the basketball game.

These tickets do not qualify as business entertainment because no Loomis Sayles employee is present at the game. The tickets constitute a gift and, therefore, are subject to the calendar year limit of $100 per individual. Since the face value of each ticket is $75, the tickets do not exceed this limit.

(iv)	Attendance At Golf Tournament. Loomis Sayles invites a number of clients to attend the 2004 U.S. Open at Shinnecock Hills Golf Club in Southampton, New York. Loomis Sayles picks up all costs associated with attending the Open including airline tickets, hotel accommodations, meals, and tournament tickets. The clients arrive at the Open on Thursday and leave on Sunday. Loomis Sayles’ employees are in attendance at the tournament, but no business meetings are scheduled, and the majority of the conversation does not focus on investments, Loomis Sayles’ products, or other business matters. The cost of attendance is approximately $5,000 per client. Applying the factors above, it is clear that this is not acceptable business entertainment:

Most conversation is not devoted to business topics;

No business meetings are conducted during the tournament;

There is significant travel (also, paying the cost of airfare is prohibited); and

The cost is significant.

If the following approach were adopted, this event could qualify as acceptable business entertainment.

Clients pay the cost of their airfare and hotel accommodations;

During the morning on each day, Loomis Sayles holds meetings to discuss the firm’s products and services or sponsors a meaningful, educational presentation that assists clients in their investment decisions; and

Loomis Sayles employees focus more of the conversation on business matters.

i.	Spouses, Relatives, and Friends.

The reasonable entertainment of spouses, relatives, and friends is permissible so long as it is incidental to permissible business entertainment described in these Procedures.

5.	Reporting the Receipt of Gifts and Entertainment

Due to the higher potential risk of a conflict of interest, Traders are required to report to Compliance any gifts or entertainment that they have received from broker-dealers; and Portfolio Managers and Research Analysts are required to report to Compliance any gifts or entertainment that they have received from companies in which the firm can and/or has invested client assets (“Issuers”).

While various individuals throughout the firm may be the beneficiaries of gifts or entertainment from clients, vendors, brokers, etc., the gifts and entertainment provided by broker-dealers to Traders and by Issuers to Portfolio Managers and Research Analysts have the highest potential risk of a conflict of interest in terms of what is in the best interest of our clients.

Given the fact that the selection of broker-dealers to execute client transactions is determined primarily by the Traders, Portfolio Managers and Research Analysts do not have to report gifts and entertainment received by broker-dealers. It is recognized that the Equity Portfolio Managers and Research Analysts participate in the quarterly Broker Vote process, and that their participation therein can effect the amount of commissions being directed to particular broker-dealers. However, it has been determined that the potential risk of a conflict of interest is very low here given the fact that the results of the Broker Vote impact less than 50% of the commissions to be allocated to broker-dealers (Note: The Equity Traders have sole discretion to allocate more than 50% of available commissions), and given the fact that any attempt by a Portfolio Manager or Research Analyst to direct brokerage to a particular broker-dealer in reciprocation for gifts or entertainment received would be significantly diluted by the number of Portfolio Managers and Research Analysts participating in the Broker Vote process.

Finally, employee giving of gifts and entertainment is adequately reported and monitored through the NECHO Expense System and the Finance Department oversight of reimbursed expenses.

a.	Timing of Reporting

The receipt of gifts and/or entertainment should be reported with ten (10) calendar days from receipt.

The reporting process will be facilitated in an automated fashion through PTA, the personal trading pre-clearance system.

Compliance will review all gifts and entertainment reported to confirm that the receipt of the gift or entertainment was in compliance with the firm’s policies and procedures.

b.	Exemptions from Reporting

The following gifts or forms entertainment are exempt from reporting:

•	Trinkets such as pens, calendars, etc. that would appear to be insignificant in value;

•	Gifts that contain the logo of the provider;

•	Breakfast or lunch brought into the office for the benefit of a department;

•	Lunches or dinners served in conjunction with a broker or analyst sponsored meeting or conference;

•	Entertainment of a nominal value (less than $20.00) such as a cup of coffee, a beer, a glass of wine, etc.

c.	Determining the Fair Market Value

Employees are required to provide a best effort estimate of the value when reporting gifts or entertainment.

d.	Information Required to Report

When reporting gifts and entertainment received, employees will be required to provide the following information:

•	Date entertainment or gift was received;

•	The name of individual providing the gift or entertainment;

•	The employer of the giver;

•	The nature of the business relationship;

•	A brief description of the gift or entertainment;

•	An estimated value of the gift or entertainment.

If you have any questions regarding these procedures, or if you have any questions regarding the receipt of a particular gift or entertainment, please contact Jeff Meyer at extension 1537 or Don Ryan at extension 1186.

6.	Special Considerations for Pension Plan Trustees and Public Union Officials.

a.	Private Pension Plan Trustees.

Many private pension plans prohibit trustees from accepting anything of value from service providers such as Loomis Sayles. Some plans do permit trustees to accept business entertainment in a reasonable amount. Before entertaining plan trustees, it is incumbent upon employees to confirm with the trustees whether their plan rules allow them to accept business entertainment.

b.	Rule for Entertaining Public Officials.

The laws of many states, cities, and local governments significantly restrict or altogether prohibit their employees from accepting anything of value from service providers such as Loomis Sayles. Before entertaining a public official, employees must apprise themselves of the rules in the official’s jurisdiction. These restrictions often apply to trustees of public plans. However, the application of these rules varies from state to state. In many jurisdictions, these restrictions apply to business entertainment, and, often times, a specific dollar limit is applied to the amount of entertainment that may take place in a given year. The penalties for violating these restrictions can be severe and may include the disqualification of Loomis Sayles as a vendor in the state or jurisdiction. All entertainment of public officials must be pre-approved by the Legal and Compliance Department prior to the entertainment by contacting Jeff Meyer at ext 1537. It is understood that there may be limited, unforeseen circumstances where it may not be possible to obtain approval prior to the entertainment. In these circumstances, employees should exercise good judgment and then notify the Legal and Compliance Department of the entertainment as soon as possible following the event.

c.	Entertaining Union Officials and Employees.

Generally, reporting is required where the value of gifts and / or entertainment received by a union official or employee during a single calendar year exceeds $250. The Legal and Compliance Department is responsible for submitting an annual report to the U.S. Department of Labor and will determine what must be reported. Because of the reporting requirements and other considerations, some unions do not permit their officials and employees to accept gifts or entertainment from service providers such as Loomis Sayles. Before entertaining union officials and employees, Loomis Sayles employees should apprise themselves of whether the union in question has a policy regarding gifts and entertainment. Employees may contact Jeff Meyer (Ext. 1537) with any questions regarding union policies and U.S. Department of Labor Reporting Requirements.

7.	Referrals.

Employees may refer clients of Loomis Sayles to accountants, attorneys, and other service providers but may not accept anything of value for the referral. Additionally, such referrals must be qualified so as to not suggest that Loomis Sayles has independently performed due diligence on the service provider, but rather that the firm has a positive experience with the service provider.

8.	Political Contributions.

a.	Loomis Sayles Does Not Participate in the Political Process.

It is the general policy of Loomis Sayles not to support or oppose candidates and political parties. In pursuit of this policy, Loomis Sayles has adopted the following rules:

(i)	As a firm, Loomis Sayles does not contribute to candidates or political parties;

(ii)	This ban on political contributions extends beyond direct monetary contributions to the purchase of tickets to fundraisers and in-kind contributions such as the use of firm facilities and personnel;

(iii)	Employees are never required to make political contributions or in any way support candidates and political parties; and

(iv)	Loomis Sayles does not reimburse employees for personal political contributions.

b.	Employees Are Encouraged to Participate in the Political Process.

Loomis Sayles encourages employees to support the candidates and political parties of their choice. Employees are free to make political contributions and volunteer their time subject to the following:

(i)	Employees should not volunteer their time during regular business hours;

(ii)	Employees should avoid any activity that may have the potential to create an apparent or actual conflict for Loomis Sayles.

(iii)	Employees and their spouses cannot contribute to or volunteer for the campaigns of candidates for state treasurer, or an equivalent position at either the state or local level, which controls or has the capacity to influence the process of hiring investment managers. For example, employees cannot support candidates for the office of State Treasurer in Massachusetts. Supporting such candidates creates the appearance of a conflict and, in certain states, can disqualify Loomis Sayles as a vendor. If an employee who is considering a contribution has any doubts about whether a candidate is running for such position, the employee should contact Jeff Meyer (Ext. 1537) or Don Ryan (Ext.1186).

c.	Annual Certification

All employees must certify their compliance with the firm’s political contributions policies as part of the annual Code of Ethics certification process.

9.	Violations of Procedures

a.	Escalation Procedures

If it appears that a violation of these Procedures has occurred, the following steps must be taken:

(i)	Jeff Meyer (Ext. 1537) or Don Ryan (Ext. 1186) must be notified immediately;

(ii)	The supervisor of the employee involved is notified;

(iii)	The circumstances surrounding the violation are discussed with the employee and the employee is given the opportunity to offer an explanation;

(iv)	If after discussing the circumstances with the employee, it is determined that a violation has indeed occurred, the employee’s supervisor is consulted and a determination is made as to the remedial action to be taken.

b.	Disciplinary Measures.

The appropriate disciplinary measures depend upon the facts and circumstances, and consideration is always given as to whether the employee has violated these Procedures in the past. The range of disciplinary measures includes the following:

(i)	A written reprimand;

(ii)	A fine;

(iii)	Suspension with loss of pay; or

(iv)	Termination of employment.

LOOMIS, SAYLES & COMPANY, L.P.

LOOMIS SAYLES DISTRIBUTORS, L.P.

Policies and Procedures on

Gifts, Business Entertainment, and Political Contributions

APPENDIX A

Reporting Requirement for Taft-Hartley Plan Trustees and Union Officials

U.S DEPARTMENT OF LABOR REPORTING REQUIREMENTS FOR UNION OFFICIALS AND EMPLOYEES.

Below is a description of the significant aspects of the U.S. Department of Labor (“DOL”) reporting requirements for union officials and employees. Under these requirements, union officials and employees must report anything of value received from a service provider, such as Loomis Sayles. While these reporting requirements do not prohibit union officials and employees from accepting entertainment or gifts, for obvious reasons, it may make them reluctant to do so. Furthermore, you should keep in mind that entertaining and/or providing gifts to union officials or employee may be reported to the DOL thereby becoming a published record. This is yet another reason we should exercise sound judgment when engaging in such activities.

Who is subject to the reporting requirement? Union officials and employees are subject to the reporting requirement.

Does this reporting requirement apply to business entertainment? Yes. Anything of value a plan union official or employees receives from a service provider must be reported if the value during a calendar year exceeds $250. This includes business entertainment such as meals and golf outings.

Who must file a report? Union officials and employees must file a report with the DOL. Also, service providers such as Loomis Sayles are required to file an annual report if the service provider entertains or gives gifts to union officials or employees. Loomis Sayles’ employees are not required to file any reports with the DOL.

What are Forms LM 30 and LM 10? The Form LM 30 is the DOL form which must be completed by union officials and employees in order to report to the DOL anything of value received from the service providers. The Form LM 10 is the corresponding DOL form, which must be completed by service providers, such as Loomis Sayles, in order to report gifts and entertainment provided to union officials and employees.

A-1

What information must be included on Form LM 30? When a plan trustee or union official accepts entertainment, the following information must be included on Form LM 3:

(1)	A description of the item or event;

(2)	The dollar value; and

(3)	The organization providing the entertainment.

What are the sanctions and penalties for failing to report? The maximum penalty is $10,000 and/or one year imprisonment.

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